UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                        ☐ Form 40-F

On December 18, 2024, TC Biopharm (Holdings) PLC (the “Company”) publicly announced that its Board of Directors has approved a special dividend to its shareholders of 0.25 American Depositary Shares (“ADSs”) for every 1 ADS held by shareholders, pending shareholder approval and that the dividend is expected to be declared on December 30, 2024, and payable to shareholders who own the Company’s stock at the close of trading on January 2, 2025 (the “Stock Dividend”).

On December 30, 2024, the shareholders of the Company approved the Stock Dividend, and the Company announced that shareholders of record on January 2, 2025 will be entitled to the Stock Dividend, which is expected to be delivered to shareholders on or about January 6, 2025.

The Company has been informed that Nasdaq requires that trading in the Company’s ADSs be temporarily halted to allow the orderly distribution of the Stock Dividend. As a result, the Company expects trading of its securities to be halted at the close of trading on January 2, 2025, and to resume at the opening of trading on January 8, 2025 when Nasdaq will process a price change at that time to reflect the underlying dilution.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
	Name:	Martin Thorp
	Title:	Chief Financial Officer
Date: December 31, 2024

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